SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                   MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.
                                (Name of Issuer)

                               MEI HOLDINGS, L.P.
                        (Name of Person Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                    624547105
                      (CUSIP Number of Class of Securities)

                             Daniel A. Decker, Esq.
                               MEI Holdings, L.P.
                         4200 Texas Commerce Tower West
                                2200 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 229-4900

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                                November 14, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)

           This statement is filed in connection with a tender offer.

                                 ---------------

                            Calculation of Filing Fee
================================================================================
   Transaction valuation                             Amount of Filing Fee
--------------------------------------------------------------------------------
        $73,829,181*                                      $14,765.84
================================================================================

*For purposes of calculating fee only. This amount assumes the purchase of 16,330,988 shares of Common Stock of Mountasia Entertainment International, Inc., a Georgia corporation, at $3.50 net in cash per share and the purchase of $5,428,296 of principal and accrued interest on the 9% Convertible Debentures Due November 1, 1999 and $11,422,427 of principal and accrued interest on the 9.1% Convertible Debentures Due January 1, 2002. The amount of filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the units to be purchased. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the units to be purchased.

|X|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).

Amount Previously Paid:    $14,765.84           Filing Party: MEI Holdings, L.P.
Form of Registration No.:  Schedule 14D-1
Date Filed:  November 14, 1996


                                Page 1 of 8 Pages

     This Rule 13E-3 Transaction Statement (the "Statement") relates to a tender offer by MEI Holdings, L.P., a Delaware limited partnership (the "Purchaser"), to purchase (i) any and all of the outstanding shares of Common Stock (the "Shares") of Mountasia Entertainment International, Inc., a Georgia corporation (the "Company"), not now beneficially owned by the Purchaser at $3.50 per Share, without interest, net to the seller in cash, (ii) any and all of the outstanding 9% Subordinated Convertible Debentures Due November 1, 1999 (the "9% Debentures") of the Company at par plus accrued and unpaid interest to the date of acceptance for payment, net to the seller in cash, and (iii) all outstanding 9.1% Subordinated Convertible Debentures Due January 1, 2002 (the "9.1% Debentures" and together with the 9% Debentures, collectively, the "Debentures") of the Company at par plus accrued and unpaid interest to the date of acceptance for payment, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase dated November 14, 1996 (the "Offer To Purchase"), and the related Letters of Transmittal (which together constitute the "Offers"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Copies of the Offer To Purchase and the related Letters of Transmittal are filed by the Purchaser as Exhibits (a)(1) and (a)(2), respectively, to the
Schedule 14D-1 (the "Schedule 14D-1") which was filed by the Purchaser with the Securities and Exchange Commission (the "Commission") contemporaneously with this Statement.

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 of the information required to be included in response to the items of this Statement. The information in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Schedule 14D-1. All cross references in this Statement, other than cross references to the Schedule 14D-1, are to the Offer To Purchase.

                              CROSS REFERENCE SHEET

                                                        Where located in
Item in Schedule 13E-3                                  Schedule 14D-1

Item 1(a)-(c)                                           Item 1(a)-(c)
Item 1(d)-(f)                                           *
Item 2                                                  Item 2
Item 3                                                  Item 3
Item 4                                                  *
Item 5                                                  Item 5
Item 6(a)                                               Item 4(a)
Item 6(b)                                               *
Item 6(c)-(d)                                           **
Item 7(a)                                               Item 5
Item 7(b)-(d)                                           *
Item 8(a)-(f)                                           *
Item 9                                                  *
Item 10                                                 Item 6
Item 11                                                 Item 7
Item 12                                                 *
Item 13(a)                                              *
Item 13(b)-(c)                                          **
Item 14                                                 *
Item 15                                                 Item 8
Item 16                                                 Item 10
Item 17(a)                                              **
Item 17(b)                                              *
Item 17(c)                                              Item 11(c)
Item 17(d)                                              Item 11(a)
Item 17(e)-(f)                                          **

----------
* The information requested by this Item is not required to be included in the Schedule 14D-1.

**   The Item is inapplicable or the answer thereto is in the negative.

Item 1.   Issuer and Class of Securities Subject to the Transaction.

          (a) The answer to Item 1(a) of the Schedule 14D-1 is incorporated herein by reference.

          (b) The answer to Item 1(b) of the Schedule 14D-1 is incorporated herein by reference.

          (c) The answer to Item 1(c) of the Schedule 14D-1 is incorporated herein by reference.

          (d) The information set forth in "Special Factors -- Market Prices for Shares" and "The Offers -- Dividends" in the Offer To Purchase is incorporated herein by reference.

          (e) Not applicable.

          (f) The information set forth in "Special Factors -- Certain Determinations by the Purchaser and Plans for the Company after the Offers," "--The Redemption Agreement," "Background of the Offers," "The Recapitalization Agreements," "Description of Debentures" and "Certain Information Concerning the Purchaser" in the Offer To Purchase is incorporated herein by reference.

Item 2.   Identity and Background.

          The answer to Item 2 of the Schedule 14D-1 is incorporated herein by reference.

Item 3.   Past Contacts, Transactions or Negotiations.

          The answer to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

Item 4.   Terms of the Transaction.

          (a) The information set forth in "Introduction," "The Offers -- Terms of the Offers," and "The Offers" in the Offer To Purchase is incorporated herein by reference.

          (b) Not applicable.

Item 5.   Plans or Proposals of the Issuer or Affiliate.

          The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

Item 6.   Source and Amount of Funds or Other Consideration.

          (a) The answer to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

          (b) The information set forth in "The Offers -- Fees and Expenses" in the Offer To Purchase is incorporated herein by reference.

          (c)-(d) Not applicable.

Item 7.   Purposes, Alternatives, Reasons and Effects.

          (a) The answer to Item 5(a) of the Schedule 14D-1 is incorporated herein by reference.

          (b)-(c) The information set forth in "Introduction" and "Background of the Offers" in the Offer To Purchase is incorporated herein by reference.

          (d) The information set forth in "Introduction," "Special Factors -- Certain Determinations by the Purchaser and Plans for the Company after the Offers," "Special Factors -- Certain Effects of the Offers," and "Special Factors -- Certain Federal Income Tax Consequences" in the Offer To Purchase is incorporated herein by reference.

Item 8.   Fairness of the Transaction.

          (a)-(b) and (e) The information set forth in "Special Factors -- Certain Determinations by the Purchaser and Plans for the Company after the Offers" in the Offer To Purchase is incorporated herein by reference.

          (c)-(d) The information set forth in "Introduction" and "Special Factors -- Certain Determinations by the Purchaser and Plans for the Company after the Offers" in the Offer To Purchase is incorporated herein by reference.

          (f) Not applicable.

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

          (a)-(c) The information set forth in "Special Factors -- Certain Determinations by the Purchaser and Plans for the Company after the Offers" in the Offer To Purchase is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer.

          The answer to Item 6 of the Schedule 14D-1 is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

          The answer to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

          (a)-(b) The information set forth in "Introduction" and "Special Factors -- Interests of Certain Persons in the Offers" in the Offer To Purchase is incorporated herein by reference.

Item 13.  Other Provisions of the Transaction.

          (a) The information set forth in "Special Factors -- Certain Determinations by the Purchaser and Other Plans for the Company after the Offers" and "Special Factors -- Certain Effects of the Offers" in the Offer To Purchase is incorporated herein by reference.

          (b)-(c) Not applicable.

Item 14.  Financial Information.

          (a) The information set forth in "Certain Information Concerning the Company -- Financial Information" and "Additional Information" in the Offer To Purchase is incorporated herein by reference. The financial statements of the Company contained in the Company's Annual Report on Form 10-K\A for the year ended September 30, 1995, the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995 and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 are incorporated herein by reference.

          (b) Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.

          (a)-(b) The answer to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

Item 16.  Additional Information.

          The answer to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

Item 17.  Material to be Filed as Exhibits.

          (a)-(b)   Not applicable

          (c) (1) Amended and Restated Investment Agreement, dated June 5, 1996, as amended, between the Purchaser and the Company (incorporated by reference to Exhibit 1 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

              (2) Warrant, dated August 28, 1996, by the Company (incorporated by reference to Exhibit 2 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

              (3) Letters from L. Scott and Julia Demerau, dated August 28, 1996 (incorporated by reference to Exhibit 3 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17,
                    1996)

              (4) Standstill Agreement, dated August 28, 1996, between the Purchaser and the Company (incorporated by reference to Exhibit 4 to Amendment No. 3, dated September 26, 1996, to
                    Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

              (5) Registration Rights Agreement, dated August 28, 1996 (incorporated by reference to Exhibit 6 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

              (6) Redemption Agreement, dated November 14, 1995, between the Company and the Purchaser.

          (d) (1)   Offer To Purchase, dated November 14, 1996

              (2)   Letter of Transmittal

              (3)   Notice of Guaranteed Delivery

              (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees

              (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees

              (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

              (7)   Text of Press Release issued by the Company on November 7,
                    1996

              (8) Text of Press Release issued by the Purchaser on November 14, 1996

          (e)-(f)   Not applicable

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 14, 1996              MEI HOLDINGS, L.P.

                                         By: MEI GenPar, L.P.
                                           Its General Partner

                                          By: HH GenPar Partners
                                           Its General Partner

                                           By: Hampstead Associates, Inc.
                                            Its Managing General Partner

                                            By: /s/ Daniel A. Decker
                                               ---------------------------------
                                                Daniel A. Decker
                                                Executive Vice President

                                INDEX TO EXHIBITS

Exhibits

     (c)(1) Amended and Restated Investment Agreement, dated June 5, 1996, as amended, between the Purchaser and the Company (incorporated by reference to Exhibit 1 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

     (c)(2) Warrant, dated August 28, 1996, by the Company (incorporated by reference to Exhibit 2 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

     (c)(3) Letters from L. Scott and Julia Demerau, dated August 28, 1996 (incorporated by reference to Exhibit 3 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

     (c)(4) Standstill Agreement, dated August 28, 1996, between the Purchaser and the Company (incorporated by reference to Exhibit 4 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17,
               1996)

     (c)(5) Registration Rights Agreement, dated August 28, 1996 (incorporated by reference to Exhibit 6 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

     (c)(6) Redemption Agreement, dated November 14, 1995, between the Company and the Purchaser.

     (d)(1)    Offer To Purchase, dated November 14, 1996

     (d)(2)    Letter of Transmittal

     (d)(3)    Notice of Guaranteed Delivery

     (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

     (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

     (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

     (d)(7)    Text of Press Release issued by the Company on November 7, 1996

     (d)(8)    Text of Press Release issued by the Purchaser on November 14,
               1996